Exhibit 12.1

Oaktree Capital Group, LLC

Unaudited Computation of Ratio of Earnings to Fixed Charges

($ in Thousands)

	31-Mar-18	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$39,940	$168,089	$119,545	$201,110	$117,900	56,459
Capitalized interest	—	—	—	—	—	—
Portion of rental expense which represents interest factor	1,204	3,659	3,073	3,475	1,638	1,866
Amortization of debt issuance costs	639	1,799	1,065	15,689	12,042	4,701
Total fixed charges	$41,783	$173,547	$123,683	$220,274	$131,580	$63,026

Earnings available for fixed charges:
Income (loss) before income tax provision	$143,798	$904,924	$608,622	$-1,515,413	$2,194,088	$6,236,964
Less: (income) loss from equity method investment	-45,404	-209,776	-189,938	-51,746	-46,768	-34,563
Distributed equity income of affiliated companies	59,998	174,131	120,944	56,550	47,287	36,383
Add: fixed charges	41,783	173,547	123,683	220,274	131,580	63,026
Less: capitalized interest	—	—	—	—	—	—
Less: net (income) loss - Non-controlling interests	-84,669	-457,988	-371,398	1,604,311	-2,049,269	-5,988,734

Total earnings (losses) available for fixed charges	$115,506	$584,838	$291,913	$313,976	$276,918	$313,076

Ratio of earnings to fixed charges	2.76	3.37	2.36	1.43	2.10	4.97